Exhibit 99.1

Yandex Announces Second Quarter 2016 Financial Results

MOSCOW, Russia, and AMSTERDAM, the Netherlands, July 28, 2016 — Yandex (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Q2 2016 Consolidated Financial Highlights(1)(2)

•                  Revenues of RUB 18.0 billion ($280.7 million), up 30% compared with Q2 2015

•                  Adjusted EBITDA of RUB 6.8 billion ($105.2 million), up 40% compared with Q2 2015, adjusted EBITDA margin of 37.5%

•                  Adjusted net income of RUB 3.9 billion ($60.8 million), up 40% compared with Q2 2015, adjusted net income margin of 21.7%

•                  Cash, cash equivalents, term deposits and short-term investments in debt securities of RUB 62.9 billion ($978.5 million) as of June 30, 2016

Q2 2016 Operational and Corporate Highlights

•                  Share of Russian search market (including mobile) averaged 57.0% in Q2 2016 compared to 57.6% in Q1 2016 (according to LiveInternet)

•                  Search queries in Russia grew 7% compared with Q2 2015

•                  Launched Zen, personalized content recommendation tool, within Yandex Browser

“We posted strong results in Q2’16 with notable contributions from our Taxi, Market, and Classifieds business units,” said Arkady Volozh, Chief Executive Officer of Yandex. “Our expertise in data analysis and AI is fueling advances in ad targeting and driving the adoption of personalized products, such as Yandex Zen, by users in Russia and abroad.”

“I am proud of our accomplishments across all the segments in Q2,” said Alexander Shulgin, Chief Operating Officer of Yandex. “Our focus on mobile resulted in significant improvements in mobile monetization, and Yandex share on Android devices started to grow again in late June as a result of new distribution deals following the favorable FAS ruling in our case against Google.”

The following table provides a summary of our key consolidated financial results for the three months and six months ended June 30, 2015 and 2016:

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2015	2016	Change	2015	2016	Change
Revenues	13,920	18,040	30%	26,259	34,513	31%
Ex-TAC revenues(2)	10,898	14,486	33%	20,520	27,569	34%
Income from operations	2,196	3,517	60%	3,682	5,957	62%
Adjusted EBITDA(2)	4,817	6,762	40%	8,388	12,532	49%
Net income	423	2,058	387%	2,550	3,127	23%
Adjusted net income(2)	2,791	3,906	40%	5,040	7,074	40%

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 64.2575 to $1.00, the official exchange rate quoted as of June 30, 2016 by the Central Bank of the Russian Federation.

(2)  The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

Consolidated revenues breakdown

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2015	2016	Change	2015	2016	Change
Online Advertising Revenues:
Yandex websites	10,110	12,562	24%	19,079	23,966	26%
Advertising network	3,451	4,740	37%	6,545	9,168	40%
Total online advertising revenues	13,561	17,302	28%	25,624	33,134	29%
Other	359	738	106%	635	1,379	117%
Total revenues	13,920	18,040	30%	26,259	34,513	31%

Online advertising revenues grew 28% compared with Q2 2015 and continued to drive overall top-line performance, contributing 96% of total revenues in Q2 2016. Online advertising revenues include revenues derived from text-based and display advertising on Yandex websites and in our ad network.

Online advertising revenues from Yandex websites increased 24% compared with Q2 2015 and accounted for 70% of total revenues during Q2 2016.

Online advertising revenues from our ad network increased 37% compared with Q2 2015 and contributed 26% of total revenues during Q2 2016, 150 basis points higher than in Q2 2015, but 60 basis points lower than in Q1 2016.

Other revenues grew 106% compared with Q2 2015, and were mainly driven by the growth of Yandex.Taxi revenues.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 13% compared with Q2 2015.

Our average cost per click grew 14% compared with Q2 2015.

Segment revenues:

	Three months ended June 30,			Six months ended June 30,
In RUB millions	2015	2016	Change	2015	2016	Change
Revenues:
Search and Portal	13,107	16,532	26%	24,727	31,679	28%
E-commerce	730	1,069	46%	1,401	2,112	51%
Taxi	194	528	172%	355	973	174%
Classifieds	211	313	48%	390	554	42%
Experiments	94	153	63%	193	338	75%
Eliminations	(416)	(555)	33%	(807)	(1,143)	42%
Total Revenues	13,920	18,040	30%	26,259	34,513	31%

Search and Portal segment includes all our services offered in Russia, Ukraine, Belarus and Kazakhstan, other than those, described below;

E-commerce segment includes our Yandex.Market service;

Taxi segment includes our Yandex.Taxi service;

Classifieds segment includes Auto.ru, Yandex.Realty, Yandex.Jobs and Yandex.Travel;

Experiments segment includes Media Services (including Kinopoisk, Yandex.Music, Yandex.Radio, Yandex.Tickets, Yandex.Afisha and Yandex TV program), Yandex Data Factory, Discovery services, including Yandex Zen and Yandex Launcher, and Search and Portal in Turkey.

Eliminations represent the elimination of transaction results between the reportable segments, primarily related to advertising.

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. The total number of full-time employees was 5,559 as of June 30, 2016 — a net increase of 95 employees compared with March 31, 2016. Our headcount is up 2% from March 31, 2016, and up 2% from June 30, 2015.

Costs of revenues, including traffic acquisition costs (TAC)

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2015	2016	Change	2015	2016	Change
TAC:
Related to the Yandex ad network	2,113	2,641	25%	3,979	5,136	29%
Related to distribution partners	909	913	0%	1,760	1,808	3%
Total TAC	3,022	3,554	18%	5,739	6,944	21%
Total TAC as a % of total revenues	21.7%	19.7%		21.9%	20.1%
Other cost of revenues	960	1,142	19%	1,956	2,256	15%
Other cost of revenues as a % of revenues	6.9%	6.3%		7.4%	6.5%
Total cost of revenues	3,982	4,696	18%	7,695	9,200	20%
Total cost of revenues as a % of revenues	28.6%	26.0%		29.3%	26.7%

TAC grew 18% compared with Q2 2015 and represented 19.7% of total revenues in Q2 2016. This is 200 basis points lower than in Q2 2015 and 90 basis points lower than in Q1 2016. The slowdown in the growth of partner TAC was mostly due to changes in partner revenue mix and improvement in revenue sharing terms with some of our partners.

Other cost of revenues in Q2 2016 increased 19% compared with Q2 2015.

Product development

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2015	2016	Change	2015	2016	Change
Product development	3,300	3,794	15%	6,647	7,671	15%
As a % of revenues	23.7%	21.1%		25.3%	22.2%

Growth in product development costs in Q2 2016 primarily related to salary increases in early 2016 and increase in share-based compensation expense as described below.

Sales, general and administrative (SG&A)

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2015	2016	Change	2015	2016	Change
Sales, general and administrative	2,568	3,717	45%	4,871	6,975	43%
As a % of revenues	18.4%	20.6%		18.5%	20.2%

SG&A costs increased 45% compared to Q2 2015 as a result of growth in advertising and marketing expenses, aimed to support our segments, such as Taxi, e-Commerce and Classifieds.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2015	2016	Change	2015	2016	Change
SBC expense included in cost of revenues	41	46	12%	84	95	13%
SBC expense included in product development	395	545	38%	774	1,140	47%
SBC expense included in SG&A	158	290	84%	296	537	81%
Total SBC expense	594	881	48%	1,154	1,772	54%
As a % of revenues	4.3%	4.9%		4.4%	5.1%

Total SBC expense increased 48% in Q2 2016 compared with Q2 2015. The increase is related to the material appreciation of the U.S. dollar in Q2 2016 versus Q2 2015 and to new equity-based grants made in 2015 and 2016.

Depreciation and amortization (D&A) expense

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2015	2016	Change	2015	2016	Change
Depreciation and amortization	1,874	2,316	24%	3,364	4,710	40%
As a % of revenues	13.5%	12.8%		12.8%	13.6%

D&A expense increased 24% in Q2 2016 compared with Q2 2015. D&A expense grew significantly slower than in previous quarters, reflecting lower investments in new servers, compared with previous year.

As a result of the factors described above, income from operations was RUB 3.5 billion ($54.7 million) in Q2 2016, a 60% increase from Q2 2015.

Adjusted EBITDA

Consolidated adjusted EBITDA

	Three months ended June 30,			Six months ended June 30,
In RUB millions	2015	2016	Change	2015	2016	Change
Adjusted EBITDA	4,817	6,762	40%	8,388	12,532	49%

Adjusted EBITDA by segments

	Three months ended June 30,			Six months ended June 30,
In RUB millions	2015	2016	Change	2015	2016	Change
Adjusted EBITDA:
Search and Portal	4,897	6,927	41%	8,482	12,838	51%
E-commerce	411	325	-21%	804	705	-12%
Taxi	50	(153)	-406%	137	(153)	-212%
Classifieds	67	23	-66%	77	17	-78%
Experiments	(608)	(360)	41%	(1,112)	(875)	21%
Total adjusted EBITDA	4,817	6,762	40%	8,388	12,532	49%

Interest income, net in Q2 2016 was RUB 437 million, up from RUB 356 million in Q2 2015.

Foreign exchange loss in Q2 2016 was RUB 958 million, compared with a foreign exchange loss of RUB 1,869 million in Q2 2015. This loss reflects the appreciation of the Russian ruble during Q2 2016 from RUB 67.6076 to $1.00 on March 31, 2016, to RUB 64.2575 to $1.00 on June 30, 2016. Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within Other loss, net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in a downward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q2 2016.

Income tax expense for Q2 2016 was RUB 1,054 million, up from RUB 342 million in Q2 2015. Our effective tax rate of 33.9% in Q2 2016 was lower than in Q2 2015. Adjusted for SBC expense, our effective tax rate for Q2 2016 was 26.4%, compared with 22.7% in 2015 as adjusted for SBC expense and one-off effects in 2015. The increase in the adjusted effective tax rate was primarily driven by some provisions that we have taken related to certain past tax audits and a change in the contributions to our earnings before tax from different jurisdictions.

Adjusted net income in Q2 2016 was RUB 3.9 billion ($60.8 million), a 40% increase from Q2 2015.

Adjusted net income margin was 21.7% in Q2 2016, compared with 19.2% in Q1 2016 and 20.1% in Q2 2015.

Net income was RUB 2.1 billion ($32.0 million) in Q2 2016, up 387% compared with Q2 2015 when our net income was adversely affected by a weak macroeconomic environment, and increased operating expenses as a result of ruble depreciation.

As of June 30, 2016, Yandex had cash, cash equivalents, term deposits and short-term investments in debt securities of RUB 62.9 billion ($978.5 million).

Net operating cash flow for Q2 2016 was an inflow of RUB 8.3 billion ($129.3 million) and capital expenditures were RUB 2.5 billion ($38.7 million).

In Q2 2016, there were no repurchases of our 1.125% convertible senior notes due 2018.

The total number of shares issued and outstanding as of June 30, 2016 was 320,930,459, including 275,332,489 Class A shares, 45,597,969 Class B shares, and one Priority share and excluding 9,126,295 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also employee share options outstanding to purchase up to an additional 3.0 million shares, at a weighted average exercise price of $5.15 per share, all of which, excluding options for approximately 2,000 shares, were fully vested;

equity-settled share appreciation rights (SARs) for 0.2 million shares, at a weighted average measurement price of $29.59, all of which, excluding SARs for approximately 6,000 shares, were fully vested; and restricted share units (RSUs) covering 8.2 million shares, of which RSUs to acquire 2.1 million shares were fully vested.

In May 2016, we offered the non-executive directors an opportunity to exchange their outstanding share option awards for new RSUs awards, based on an exchange ratio of 2:1. The replacement RSUs are subject to an additional 12-month vesting period beyond the original vesting schedule of the exchanged options. In addition, no exercise of the replacement RSUs will be permitted for a 12-month period starting the date of exchange. As a result of the exchange, 7 directors exchanged 196,000 share options for an aggregate of 98,000 RSUs in Q2 2016. This exchange is reflected in the outstanding equity award numbers as of June 30, 2016 set out above.

Please note, that historical information on revenues and adjusted EBITDA of our segments is provided in the supplementary slides accompanying our Q2 2016 earnings release and contains quarterly data for the six quarters from Q1 2015 through Q2 2016 and annual data for the three years from 2013 through 2015.

Financial outlook

Based on our strong H1 2016 results, we are raising revenue gross outlook for the calendar year 2016. We now expect our revenue to grow in the range of 19% to 22% in 2016 compared with 2015.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

Yandex’s management will hold an earnings conference call on July 28, 2016 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 877 280 2342

UK/International: +44 20 3427 1912

Russia: 8 800 500 9311

Passcode: 697304#

A replay of the call will be available until August 3, 2016. To access the replay, please dial:

US: +1 866 932 5017,

UK/International: +44 20 3427 0598

Russia: 810 800 2870 1012

Passcode: 697304#

A live and archived webcast of this conference call will be available at

http://edge.media-server.com/m/p/wvxu8t3a

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Asya Melkumova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex operates Russia’s most popular search engine and also serves Ukraine, Belarus, Kazakhstan and Turkey.
More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2016. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of July 28, 2016, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)

•                  Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations, (4) other loss, net and (5) provision for income taxes, less interest income, net

•                  Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues

•                  Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations, (3) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax, and (4) foreign exchange losses adjusted for the decrease in income tax attributable to the foreign exchange losses; less gain from repurchases of our convertible notes adjusted for the related increase in income tax

•                  Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues

•                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gain from repurchases of convertible debt

Adjusted net income for Q2 2015 also excludes a gain from the repurchase of $24.3 million in principal amount of our 1.125% convertible senior notes due 2018 for approximately $21.4 million. We have eliminated this gain from adjusted net income as it is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	June 30,	June 30,
	2015*	2016	2016
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	24,238	29,506	459.2
Term deposits	15,150	32,083	499.3
Investments in debt securities	2,915	1,285	20.0
Accounts receivable, net	5,586	5,637	87.7
Prepaid expenses	1,505	1,397	21.7
Other current assets	3,835	3,552	55.3
Total current assets	53,229	73,460	1,143.2

Property and equipment, net	20,860	19,638	305.6
Intangible assets, net	5,988	6,102	95.0
Goodwill	8,581	8,479	132.0
Long-term prepaid expenses	1,488	1,155	18.0
Restricted cash, non-current	533	469	7.3
Term deposits, non-current	18,399	—	—
Investments in non-marketable equity securities	1,122	1,435	22.3
Deferred tax assets	226	309	4.8
Other non-current assets	1,392	1,602	24.9
TOTAL ASSETS	111,818	112,649	1,753.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	6,994	8,174	127.2
Taxes payable	2,800	2,865	44.6
Deferred revenue	1,875	1,814	28.2
Total current liabilities	11,669	12,853	200.0
Convertible debt	27,374	23,249	361.8
Deferred tax liabilities	1,552	1,374	21.4
Other accrued liabilities	1,126	1,027	16.0
Total liabilities	41,721	38,503	599.2

Commitments and contingencies
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 61,295,523 and 46,997,887 and Class C: 61,295,523 and 46,997,887); shares issued (Class A: 282,161,148 and 284,458,784, Class B: 47,895,605 and 45,597,969, and Class C: 12,000,000 and 14,297,636, respectively); shares outstanding (Class A: 271,356,566 and 275,332,489, Class B: 47,895,605 and 45,597,969, and Class C: nil)	75	285	4.4
Treasury shares at cost (Class A: 10,804,582 and 9,126,295, respectively)	(12,531)	(10,520)	(163.7)
Additional paid-in capital	17,257	16,990	264.4
Accumulated other comprehensive income	3,099	2,067	32.2
Retained earnings	62,197	65,324	1,016.6
Total shareholders’ equity	70,097	74,146	1,153.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	111,818	112,649	1,753.1

* Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended June 30,
	2015	2016	2016
	RUB	RUB	$

Revenues	13,920	18,040	280.7
Operating costs and expenses:
Cost of revenues(1)	3,982	4,696	73.1
Product development(1)	3,300	3,794	59.0
Sales, general and administrative(1)	2,568	3,717	57.9
Depreciation and amortization	1,874	2,316	36.0
Total operating costs and expenses	11,724	14,523	226.0
Income from operations	2,196	3,517	54.7
Interest income, net	356	437	6.8
Other loss, net	(1,787)	(842)	(13.1)
Net income before income taxes	765	3,112	48.4
Provision for income taxes	342	1,054	16.4
Net income	423	2,058	32.0
Net income per Class A and Class B share:
Basic	1.33	6.42	0.10
Diluted	1.31	6.30	0.10
Weighted average number of Class A and Class B shares outstanding
Basic	318,514,686	320,323,089	320,323,089
Diluted	323,533,386	326,836,136	326,836,136

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	41	46	0.7
Product development	395	545	8.5
Sales, general and administrative	158	290	4.5

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Six months ended June 30,
	2015	2016	2016
	RUB	RUB	$

Revenues	26,259	34,513	537.1
Operating costs and expenses:
Cost of revenues(1)	7,695	9,200	143.2
Product development(1)	6,647	7,671	119.4
Sales, general and administrative(1)	4,871	6,975	108.5
Depreciation and amortization	3,364	4,710	73.3
Total operating costs and expenses	22,577	28,556	444.4
Income from operations	3,682	5,957	92.7
Interest income, net	840	960	14.9
Other loss, net	(954)	(2,023)	(31.4)
Net income before income taxes	3,568	4,894	76.2
Provision for income taxes	1,018	1,767	27.5
Net income	2,550	3,127	48.7
Net income per Class A and Class B share:
Basic	8.02	9.78	0.15
Diluted	7.90	9.59	0.15
Weighted average number of Class A and Class B shares outstanding
Basic	318,125,930	319,878,504	319,878,504
Diluted	322,884,490	326,019,560	326,019,560

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	84	95	1.5
Product development	774	1,140	17.7
Sales, general and administrative	296	537	8.4

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended June 30,
	2015	2016	2016
	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	423	2,058	32.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,513	1,847	28.7
Amortization of intangible assets	361	469	7.3
Amortization of debt discount and issuance costs	218	225	3.5
Share-based compensation expense	594	881	13.7
Deferred income taxes	230	(98)	(1.5)
Foreign exchange losses	1,869	958	14.9
Gain from repurchases of convertible debt	(40)	—	—
Other	(65)	(112)	(1.6)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	58	(87)	(1.4)
Prepaid expenses and other assets	1,212	689	10.7
Accounts payable and accrued liabilities	141	1,377	21.4
Deferred revenue	(128)	100	1.6
Net cash provided by operating activities	6,386	8,307	129.3
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(4,026)	(2,486)	(38.7)
Proceeds from sale of property and equipment	27	43	0.7
Acquisitions of businesses, net of cash acquired	(118)	—	—
Investments in non-marketable equity securities	(43)	(22)	(0.3)
Proceeds from maturity of debt securities	521	—	—
Investments in term deposits	(18,683)	(12,157)	(189.2)
Maturities of term deposits	9,114	8,310	129.3
Loans granted	—	(50)	(0.8)
Net cash used in investing activities	(13,208)	(6,362)	(99.0)
CASH FLOWS (USED IN)/ PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	63	164	2.6
Repurchases of convertible debt	(1,336)	—	—
Net cash (used in)/provided by financing activities	(1,273)	164	2.6
Effect of exchange rate changes on cash and cash equivalents	(909)	(678)	(10.6)
Net change in cash and cash equivalents	(9,004)	1,431	22.3
Cash and cash equivalents at beginning of period	18,434	28,075	436.9
Cash and cash equivalents at end of period	9,430	29,506	459.2

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Six months ended June 30,
	2015	2016	2016
	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,550	3,127	48.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,648	3,770	58.7
Amortization of intangible assets	716	940	14.6
Amortization of debt discount and issuance costs	491	487	7.6
Share-based compensation expense	1,154	1,772	27.6
Deferred income taxes	(105)	(214)	(3.3)
Foreign exchange losses	1,153	2,239	34.8
Gain from repurchases of convertible debt	(150)	(53)	(0.8)
Other	(65)	(148)	(2.4)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(783)	(203)	(3.2)
Prepaid expenses and other assets	661	1,200	18.7
Accounts payable and accrued liabilities	(733)	1,046	16.3
Deferred revenue	(44)	(37)	(0.6)
Net cash provided by operating activities	7,493	13,926	216.7
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(8,862)	(3,941)	(61.3)
Proceeds from sale of property and equipment	27	65	1.0
Acquisitions of businesses, net of cash acquired	(186)	—	—
Investments in non-marketable equity securities	(54)	(242)	(3.8)
Proceeds from maturity of debt securities	2,844	—	—
Investments in term deposits	(21,910)	(33,842)	(526.7)
Maturities of term deposits	15,375	32,979	513.2
Loans granted	—	(106)	(1.6)
Escrow cash deposit	58	—	—
Net cash used in investing activities	(12,708)	(5,087)	(79.2)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	91	210	3.3
Repurchases of convertible debt	(2,717)	(1,490)	(23.2)
Payments of contingent consideration	—	(65)	(1.0)
Net cash used in financing activities	(2,626)	(1,345)	(20.9)
Effect of exchange rate changes on cash and cash equivalents	(374)	(2,226)	(34.6)
Net change in cash and cash equivalents	(8,215)	5,268	82.0
Cash and cash equivalents at beginning of period	17,645	24,238	377.2
Cash and cash equivalents at end of period	9,430	29,506	459.2

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2015	2016	Change	2015	2016	Change
Total revenues	13,920	18,040	30%	26,259	34,513	31%
Less: traffic acquisition costs (TAC)	3,022	3,554	18%	5,739	6,944	21%
Ex-TAC revenues	10,898	14,486	33%	20,520	27,569	34%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2015	2016	Change	2015	2016	Change
Net income	423	2,058	387%	2,550	3,127	23%
Add: depreciation and amortization	1,874	2,316	24%	3,364	4,710	40%
Add: share-based compensation expense	594	881	48%	1,154	1,772	54%
Add: compensation expense related to contingent consideration	153	48	-69%	188	93	-51%
Less: interest income, net	(356)	(437)	23%	(840)	(960)	14%
Add: other loss, net	1,787	842	-53%	954	2,023	112%
Add: provision for income taxes	342	1,054	n/m	1,018	1,767	74%
Adjusted EBITDA	4,817	6,762	40%	8,388	12,532	49%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2015	2016	Change	2015	2016	Change
Net income	423	2,058	387%	2,550	3,127	23%
Add: SBC expense	594	881	48%	1,154	1,772	54%
Less: reduction in income tax attributable to SBC expense	(11)	(10)	-9%	(20)	(24)	20%
Add: compensation expense related to contingent consideration	153	48	-69%	188	93	-51%
Add: foreign exchange loss	1,869	958	-49%	1,153	2,239	94%
Less: decrease in income tax attributable to foreign exchange loss	(374)	(198)	-47%	(247)	(458)	85%
Less: gain from repurchases of convertible debt	(40)	—	-100%	(150)	(53)	-65%
Add: increase in income tax attributable to gain from repurchases of convertible debt	11	—	-100%	38	13	-66%
Add: amortization of debt discount	218	225	3%	491	487	-1%
Less: reduction in income tax attributable to amortization of debt discount	(52)	(56)	8%	(117)	(122)	4%
Adjusted net income	2,791	3,906	40%	5,040	7,074	40%

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex- TAC EBITDA Margin (4)
Three months ended June 30, 2016	2,058	11.4%	4,704	6,762	37.5%	46.7%
Six months ended June 30, 2016	3,127	9.1%	9,405	12,532	36.3%	45.5%

(1)                                Net income margin is defined as net income divided by total revenues.

(2)                                Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, net, other loss, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)                                Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)                                Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex- TAC Net Income Margin (4)
Three months ended June 30, 2016	2,058	11.4%	1,848	3,906	21.7%	27.0%
Six months ended June 30, 2016	3,127	9.1%	3,947	7,074	20.5%	25.7%

(1)                                Net income margin is defined as net income divided by total revenues.

(2)                                Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange losses (as adjusted for the decrease in income tax attributable to the losses) and amortization of debt discount (as adjusted for the reduction in income tax attributable to the expense). For a reconciliation of adjusted net income to net income, please see the table above.

(3)                                Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)                                Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.